

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

July 3, 2007

Mr. Murray Bailey
Chief Executive Officer
EESTech, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE: EESTech, Inc. (f/k/a Aqua Dyne, Inc.)**
> **Form 8-K Filed August 3, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed your response letter dated June 19, 2007 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Form 8-K Filed August 3, 2006

1.   We reviewed your response to comment two from our comment letter dated April 3, 2007. It appears that your investment in Methgen Inc. met the condition specified in Item 310(c)(2)(i) of Regulation S-B at the 40% level. Accordingly, we believe that you should file the audited financial statements of Methgen for the two most recent fiscal years and interim periods specified in paragraph (b) and the pro forma financial information specified in paragraph (d) of Item 310 of Regulation S-B. Refer to paragraph (c)(3)(i) of Item 310 of Regulation S-B and Item 9.01 of Form 8-K. Please file an amendment to Form 8-K to report the acquisition under Item 2.01 and include the required financial statements and pro forma financial information.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief